Mail Stop 0308
							June 7, 2005


Mr. Kenneth J. Cichocki
Senior Vice President of Finance and CFO
Home Interiors & Gifts, Inc.
1649 Frankford Road
W Carrollton, Texas 75007

		RE:	Home Interiors & Gifts, Inc.
			Form 10-K for the fiscal year ended December 31,
2004
			Form 10-Q for the quarterly period ended March 31,
2004
			File No. 333-62021

Dear Mr. Cichocki:

	We have reviewed the responses in your letter dated May 20,
2005
and have the following additional comments. Please be as detailed as necessary in your explanation so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2004

Part IV, Item 15(a).  Financial Statements and Supplementary Data

Consolidated Statement of Shareholders` Deficit, page F-5

1. We reviewed your response to comment 1 and 2 in your response letter dated May 20, 2005. Laws in some states govern the circumstances under which a corporation may authorize distributions and acquire its own stock and prescribe the accounting treatment therefore. Please advise us if any such state laws are applicable to your company in regard to the repurchase and accounting treatment of your 12.5% Senior Convertible Preferred Stock in fiscal 2004. Absent state laws supporting your accounting treatment please provide reference to specific guidance that supports deducting dividends declared from additional paid in capital if you have a net deficit.
Typically, dividends are charged to retained earnings, unless legally declared out of additional paid-in capital, even if those earnings are insufficient to cover them.

Form 10-Q for the quarterly period ended March 31, 2004

Item 2. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 17

Liquidity and Capital Resources, page 23

2. You disclose on page 24 that you may not comply with certain debt covenants as of June 30, 2005 due to declining sales and increasing freight costs. Tell us the covenant levels required as of March 31,
2005 and June 30, 2005 and the level achieved as of March 31, 2005.
Tell us what specific covenants you are in danger of violating. Please ensure that future disclosures provide more specific details regarding required debt covenant levels and the level achieved. Please refer to Item 303 of Regulation S-K and Securities Act Interpretive Release 33-8350 dated December 29, 2003 for further guidance.

	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your response to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Adam Phippen, Staff Accountant, at (202) 551-3336, if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-
3843
with any other questions.

								Sincerely,



								George F. Ohsiek, Jr.
								Branch Chief

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Mr. Kenneth J. Cichocki
Home Interiors & Gifts, Inc.
June 7, 2005
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